March 7, 2008
VIA EDGAR
Collin Webster, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ViaSat, Inc.
Form 10-K and Form 10-K/A for Fiscal Year Ended March 30, 2007
Filed May 1, 2007 and July 30, 2007
File No. 000-21767
Dear Mr. Webster:
     We are in receipt of the Staff’s letter dated February 22, 2008 with respect to the above-referenced Form 10-K and Form 10-K/A. We are responding to the Staff’s comments on behalf of ViaSat, Inc. (“ViaSat” or the “Company”) as set forth below. ViaSat’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and ViaSat’s response for each item below.
Form 10-K for Fiscal Year Ended March 30, 2007
Item 5. Market for Registrant’s Common Stock, page 29
     1.     In future filings, please provide the disclosure required by Item 201(e) of Regulation S-K.
     ViaSat Response: As provided in Instruction 7 to Item 201(e) of Regulation S-K, and Rule 14a-3 under the Securities Exchange Act of 1934, as amended, ViaSat included the performance graph required by Item 201(e) in its 2007 annual report to stockholders and hereby confirms that it will continue to do so in future filings.

March 7, 2008

Form 10-K/A for Fiscal Year Ended March 30, 2007
Item 11. Executive Compensation, page 8
Compensation Processes and Criteria, page 9
     2.     In future filings, provide more detail as to the industry survey(s) that you consider in setting your executive compensation. Disclose the types of companies contained in such surveys and why you benchmark your total compensation against the companies contained in the surveys instead of your peer group. Identify all of the companies contained in your peer group index and clarify what you mean by using the compensation paid by your peer group companies to “cross-check” and “validate” your compensation amounts.
     ViaSat Response: In future filings, ViaSat hereby confirms that it will provide more detail as to the industry surveys that the Compensation and Human Resources Committee of ViaSat’s Board of Directors (the “Compensation Committee”) considers in setting named executive officer compensation. ViaSat will identify the surveys to which the Compensation Committee refers and provide more specific information regarding the types of companies contained in such surveys, including information about the industries in which such companies operate.
     In future filings, ViaSat hereby confirms that it will also identify all of the companies contained in its peer group index and clarify what is meant by using the compensation paid by its peer group companies to “cross-check” and “validate” its named executive officer compensation amounts. The selected companies in the peer group are companies that fall within a reasonable range of comparison factors and/or that the Company may compete with for executive talent. The peer group was not selected on the basis of executive compensation levels. The peer group compensation data is limited to publicly available information and therefore does not provide precise comparisons by position as offered by more comprehensive survey data. The survey data, however, can be used to provide pooled compensation data for positions closely akin to those held by each named executive officer. In addition, the pool of senior executive talent from which the Company draws and against which it compares itself extends beyond the limited community of ViaSat’s immediate peer group and includes a wide range of other organizations in the communications sector outside ViaSat’s traditional competitors, which range is represented by such surveys. As a result, the Compensation Committee uses peer group data on a limited basis to analyze the overall competitiveness of the Company’s target compensation with its direct publicly traded peers in the United States and its general compensation philosophy but continues to primarily rely on industry survey data in determining actual executive compensation.
Components of Our Compensation Program, page 11
Annual Cash Bonuses, page 12
     3.     In future filings, identify each of your annual financial performance metrics. In addition, clarify how you evaluate whether an executive officer has achieved his or her individual performance metrics. Clarify whether the performance metrics are quantitative measures or whether the analysis is entirely subjective. Similarly, clarify whether 66% of your

March 7, 2008

chief executive officer’s annual cash bonus (“Leadership” and “Strategic”) is based upon a subjective evaluation by your compensation committee with input from your nominating and corporate governance committees.
     ViaSat Response: In future filings, ViaSat hereby confirms that it will identify the annual financial performance metrics which permit the named executive officers to receive 100% of their targeted bonus for the most recently completed fiscal year to the extent such information is material and would provide meaningful disclosure to ViaSat’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such objectives and the bonus determination for ViaSat’s named executive officers.
     In addition, in future filings, ViaSat hereby confirms that it will continue to discuss and clarify whether the performance metrics applicable to its named executive officers’ annual bonuses are quantitative measures or whether the analysis of their achievement of the applicable performance metrics is based upon a subjective evaluation by the Compensation Committee with input from the Nominating and Corporate Governance Committee of ViaSat’s Board of Directors (the “Nominating and Corporate Governance Committee”).
     ViaSat will also continue to provide and will describe material qualitative and, where applicable, quantitative factors, if any, used in determining individual named executive officer performance to the extent such information would provide meaningful disclosure to ViaSat’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such objectives and the bonus determination for ViaSat’s named executive officers. However, if disclosure of specific corporate or individual performance objectives would result in competitive harm such that ViaSat may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will not disclose specific objectives or targets, but will instead disclose how difficult it would be for the named executive officer to achieve the undisclosed objectives or targets.
     In addition, in future filings, ViaSat hereby confirms that it will clarify how the Compensation Committee evaluates whether a named executive officer has achieved his or her individual performance metrics and whether the performance metrics are quantitative measures or whether the analysis is entirely subjective.
     In response to the Staff’s question whether 66% of ViaSat’s Chief Executive Officer’s annual cash bonus (“Leadership” and “Strategic”) is based upon a subjective evaluation by the Compensation Committee with input from the Nominating and Corporate Governance Committee, ViaSat hereby confirms that the Chief Executive Officer’s “Leadership” and “Strategic” objectives with respect to his fiscal 2007 annual bonus were not quantitative and that his achievement of such objectives was determined by the Compensation Committee based on its subjective evaluation of his individual performance during fiscal 2007 and ViaSat’s performance in each of these areas and the review of the assessment of such achievement completed by the Nominating and Corporate Governance Committee. In coming to this determination, the Compensation Committee did not follow any guidelines nor are there any such standing guidelines regarding the exercise of such discretion.

March 7, 2008

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     Please contact the undersigned at (858) 523-5407 with any questions or comments regarding the foregoing. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	Ronald G. Wangerin
Keven K. Lippert
Paul G. Castor
ViaSat, Inc.